MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

September 10, 2018

Mr. Mark A. Cowan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the 485A filing (the “Registration Statement”) for MainStay VP Funds Trust (SEC File Nos. 002-86082 and 811-03833-01) (the “Registrant”)

Dear Mr. Cowan:

This letter responds to comments provided by e-mail on August 14, 2018 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on June 26, 2018 (Accession No. 0001144204-18-035802) to register a new portfolio of the Registrant, MainStay VP IQ Hedge Multi-Strategy Portfolio (the “Fund”). On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

Comments to Prospectus

Comment 1: We note that this Fund appears to be a clone of NYLIC’s retail ETF – IQ Hedge Multi-Strategy Tracker ETF, part of the IndexIQ ETF Trust (File Nos. 333-152915 and 811-22227). Is that right?

Response: The Fund and IQ Hedge Multi-Strategy Tracker ETF have similar investment objectives and principal investment strategies.

Comment 2: If expenses associated with short-selling will be significant, please confirm that these costs will be included in Other Expenses in the “Fees and Expenses” table.

Response: We confirm that any such “Dividend Expenses and Broker Fees and Charges on Short Sales” would be included in the fee and expense table and if these expenses in the aggregate are more than 0.01%, we would include an appropriate line item in the “Fees and Expenses” table.

Comment 3: We note that there is no policy to concentrate in a particular industry. Please clarify whether or not limiting exposure to particular industries means investing more than 25%.

Response: The Fund does not have a policy to concentrate in one or more particular industries. However, in the section entitled “Principal Investment Strategies” we have added the following language, which also appears in the section entitled “More About Investment Strategies and Risks” along with associated risk disclosure and is consistent with the Portfolio’s fundamental investment restrictions:

To the extent that the Underlying Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Portfolio will concentrate its investments to approximately the same extent as the Underlying Index.

We also note that the Underlying Index was not concentrated in any particular industry or group of industries as ofthe date hereof.

Comment 4: Does the Fund normally follow a replication or representative sampling strategy? Please clarify. If the Fund normally uses a replication strategy, clearly specify circumstances when the Fund will follow a representative sampling strategy. Also, indicate the number of components in the index or a range, how often the index is balanced and reconstituted and how components in the index are weighted.

Response: The Fund normally follows a replication strategy. However, we have added disclosure to the section entitled “Principal Investment Strategies” regarding when the Fund may use a representative sampling strategy, as requested. We also added disclosure regarding the number of Underlying Index Components to the same section.

The Underlying Index is rebalanced on a monthly basis as disclosed in the section entitled “More About Investment Strategies and Risks”. We have also added the following disclosure to the section entitled “More About Investment Strategies and Risks”:

In contrast to market-capitalization weighted indexes or other indexes that weight components based on one or a few specified factors, the Index Provider both selects and weights Underlying Index Components using a rules-based quantitative process.

Comment 5: In the section entitled “Principal Risks of the Portfolio”, add risk factor language relating to Credit/Default Risk and Long/Short Risk.

Response: We believe that credit/default risk is covered by our risk factor entitled “Debt Securities Risk”. We also believe that the long/short risk is covered by our introductory risk paragraph as well as other risk factors such as “Short Selling and Short Exposure Risk”. Therefore, we respectfully decline to make this edit.

Comment 6: Briefly describe in the sections entitled “Principal Risks of the Portfolio” and “More About Investment Strategies and Risks” the risks of each type of derivative transaction the Fund will principally invest in or utilize.

Response: We have made the requested edits.

Comment 7: Add disclosure found in the section entitled “More About Investment Strategies and Risks” regarding concentration to the Item 4 disclosure. Also, if the Underlying Index is currently concentrated in any particular industry or group of industries, please disclose the industry or group of industries and associated risks to the Item 4 and Item 9 disclosure.

Response: Please see our response to Comment 3 above.

Comment 8: It appears that the Item 9 risks and the risks in the summary section do not correlate (i.e., some risks are in Item 9 and not in the summary and vice versa). Please revise for consistency.

Response: The Registrant has reviewed and revised the disclosure summarizing the Fund’s principal risks per Item 4 of Form N-1A and respectfully submits that the disclosure included per Item 4 and Item 9 are reasonable and appropriate both to describe the Fund’s principal risks and to summarize those risks, as applicable. Nevertheless, the Registrant has added risk factor disclosure to the summary section consistent with this comment.

Comment 9: If true, please disclose that the portfolio managers are jointly and primarily responsible for the day-to-day management of the fund.

Response: We have added language regarding responsibility for the day-to-day management of the Fund to the section entitled “Management”.

Comment 10: Prior performance information should be placed under a heading which clearly describes the source of the prior performance. “Prior Related Performance Information of the Adviser” would be permissible. We have also not objected to the following headings: “Adviser’s Prior Performance”, “Prior Performance of Similar Accounts”, and “Historical Performance Data of the Adviser”.

Response: We have deleted the section relating to prior performance.

Comment 11: Please confirm that the IQ Hedge Multi-Strategy Tracker ETF is the only account or fund managed by IndexIQ Advisors LLC with substantially similar objectives, policies etc. If not, we may have more comments.

Response: We have deleted the section relating to prior performance.

Comment 12: Please revise the last sentence of the first paragraph in the section entitled “Related Performance” to read as follows: “The IQ ETF is managed by IndexIQ Advisors LLC and has substantially similar investment objectives, policies and investment strategies.

Response: We have deleted the section relating to prior performance.

Comment 13: Please confirm that performance shown in the section entitled “Related Performance” is actual performance of IQ ETF. Otherwise, we may have additional comments.

Response: We have deleted the section relating to prior performance.

Comment 14: Please explain the highlighted text in the third paragraph in the section entitled “Related Performance”.

Response: We have deleted the section relating to prior performance.

Comment 15: The prior performance must present the average annual total return for 1, 5, and 10 years of operation or since the date of inception if less than 10 years. Also, please show comparison to broad based index. Average Annual Total Return should be the same presentation of Item 4 requires.

Response: We have deleted the section relating to prior performance.

Comments to Statement of Additional Information

Comment 16: If financial statements of other portfolios will be incorporated by reference, consent of the auditor is necessary. Alternately, delete reference to other portfolios since this registration statement is only registering the Fund.

Response: We have included the consent of our auditor in the final filing.

Comment 17: Please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund and adviser will consider the concentration of these investment companies when determining compliance with the Fund's concentration policies.

Response: In the section entitled “Investments Practices, Instruments and Risks Common to the Portfolios and Underlying Portfolios/Funds – Investment Companies”, we already include the following:

For purposes of determining compliance with a Portfolio’s policy on concentrating its investments in any one industry, the Portfolios will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Portfolio's concentration limitation.

Comment 18: The Fund must maintain liquid assets for full notional value; offsetting is not permitted. Please revise the disclosure in the section entitled “Investments Practices, Instruments and Risks Common to the Portfolios and Underlying Portfolios/Funds – Swap Agreements – Credit Default Swaps”.

Response: We have deleted the reference to offsetting in this section.

Comment 19: The index license agreement should be filed as a material agreement.

Response: The Registrant respectfully declines to file the index license agreement as an exhibit to the Registrant’s registration statement as it believes the index license agreement is not a “material contract” for purposes of Item 28(h) of Form N-1A. The Registrant notes that neither it nor the Portfolio are parties to the index license agreement or other related agreements between or among New York Life Investment Management LLC, Subadviser, and Index Provider with respect to the Underlying Index.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary